DEUTSCHE SMALL CAP GROWTH FUND

N-Sar October 1, 2016 - March 31, 2017



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
REV Group Inc.	REVG	1/27/2017		$22.0
	$250,000,000	$181,390	0.07%
	REVG	GOLDMAN SACHS INTERNATIONAL LTD